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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                                 (Rule 13d-102)

                  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (Amendment No. 1)

                             Novatel Wireless, Inc.
                             ----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   66987M109
                                 --------------
                                 (CUSIP Number)


                               December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]     Rule 13d-1(b)

           [ ]     Rule 13d-1(c)

           [X]     Rule 13d-1(d)



                                       13G

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CUSIP No.
66987M109


--------------------------------------------------------------------------------
1.      Name of Reporting Persons:
        I.R.S. Identification Nos. of above persons (entities only).
        Ventures West Capital Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) [ ]

        (b) [X]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization:
        Canada
--------------------------------------------------------------------------------
Number of Shares           5.      Sole Voting Power:
Beneficially Owned                 313,353
By Each Reporting          -----------------------------------------------------
Person With                6.      Shared Voting Power:
                                   0
                           -----------------------------------------------------
                           7.      Sole Dispositive Power:
                                   313,353
                           -----------------------------------------------------
                           8.      Shared Dispositive Power:
                                   0
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person:
        313,353
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9):
        4.4%
--------------------------------------------------------------------------------
12.     Type of Reporting Person (See Instructions):
        CO
--------------------------------------------------------------------------------



                                       13G                     Page 2 of 5 pages
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ITEM 1.

        (a)     Name of Issuer:
                Novatel Wireless, Inc.

        (b)     Address of Issuer's Principal Executive Offices:
                9360 Towne Centre Drive, Suite 110
                San Diego, California 92121

ITEM 2.

        (a)     Name of Person Filing:
                Ventures West Capital Ltd.

        (b)     Address of Principal Business Office or, if none, Residence:
                1285 West Pender Street, Suite 280
                Vancouver, British Columbia
                Canada V6E 4B1

        (c)     Citizenship:
                Canada

        (d)     Title of Class of Securities:
                Common Stock

        (e)     CUSIP Number:
                66987M109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under section 15 of the Act;

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Act;

        (c)     [ ] Insurance company as defined in section 3(a)(19) of the Act;

        (d)     [ ] Investment Company registered under Section 8 of the
                    Investment Company Act;

        (e)     [ ] Investment Adviser registered under Section 203 of the
                    Investment Advisors Act of 1940;

        (f)     [ ] Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

        (g)     [ ] Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G);

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



                                       13G                     Page 3 of 5 pages
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ITEM 4. OWNERSHIP

        (a)     Amount beneficially owned: 313,353 shares, including (i)
                92,810 shares of common stock, warrants to purchase 96,259 shares of common stock and 86,580 shares of common stock issuable upon conversion of 1,000 shares of Series A Convertible Preferred Stock held of record by Bank of Montreal Capital Corporation, which is managed by Ventures West Management TIP, Inc., an entity wholly owned by Ventures West Capital Ltd., and
                (b) 13,915 shares of common stock, warrants to purchase 10,802 shares of common stock and 12,987 shares of common stock issuable upon conversion of 150 shares of Series A Convertible Preferred Stock held of record by Ventures West Investment Ltd., an 85% owned subsidiary of Ventures West Capital Ltd.

        (b)     Percent of class:
                4.4%

        (c)     Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote:
                        313,353

                (ii)    Shared power to vote or to direct the vote:
                        0

                (iii)   Sole power to dispose or to direct the disposition of:
                        313,353

                (iv)    Shares power to dispose or to direct the disposition of:
                        0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                       13G                     Page 4 of 5 pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       VENTURES WEST CAPITAL LTD.


                                        /s/ Howard L. Riback
                                       -----------------------------------------
                                       By:  Howard L. Riback
                                       Title: Chief Financial Officer

                                       Date: February 14, 2003



                                       13G                     Page 5 of 5 pages